FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
December 7, 2007
Via EDGAR and Facsimile (202) 772-9210
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins
Jennifer Thompson
Patrick Gilmore

Re:	Informatica Corporation
Form 10-K for the year ended December 31, 2006
Form 10-Q for the period ended June 30, 2007
Forms 8-K filed January 25, 2007, April 19, 2007, July 19, 2007, and October 18, 2007
File No. 0-25871
Ladies and Gentlemen:
Informatica Corporation (“Informatica” or the “Company”) submits this letter in response to comments from the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) received November 6, 2007, relating to the Company’s Form 10-K for the year ended December 31, 2006, Form 10-Q for the period ended June 30, 2007, and Forms 8-K filed January 25, 2007, April 19, 2007, July 19, 2007, and October 18, 2007 (File No. 0-25871).
In this letter, we have recited the comments from the staff in italicized, bold type and have followed each comment with the Company’s response.
Form 10-K for the year ended December 31, 2006
Management’s Discussion and Analysis, page 28
Results of Operations, page 34

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
Securities and Exchange Commission
December 7, 2007

     1. We note your analysis of revenues on pages 34 and 35 and have the following comments:
•	We note that you acquired Similarity in January 2006, and we assume that this acquisition may have accounted for some of the increase in your revenues from 2005 to 2006. Please tell us what consideration you gave to quantifying the impact of this acquisition on your 2006 results to assist your reader in better understanding this matter.

•	We note from your discussion of license revenues that you experienced increased value and breadth in your upgrades that are not part of your post-contract services during 2006. Please describe these upgrades to us in more detail, including explaining how and when they are sold and how you account for them.

•	We note that one of the primary reasons for the increase in maintenance revenues was the consistently strong renewals of your maintenance contracts. Please tell us your renewal rates for each year for which you present an income statement, and tell us how you considered the guidance in Item 303 of Regulation S-K and our Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, in determining not to disclose these renewal rates.
1.a.
We advise the staff that in Informatica’s 2006 Form-10K, we disclosed the pro-forma information related to the acquisition of Similarity, a company that developed and marketed data quality products for the enterprise data integration market. Prior to acquisition, Similarity’s 2005 revenues were $5.5 million. The 2006 revenues from the Similarity products and related post-contract services were approximately $11.2 million which was approximately 3% of our total revenues. As such, the impact of this acquisition was not material to our 2006 revenues.
The impact of the Similarity revenues was further mitigated by the decrease in our revenues generated by our other data quality products in the same period. Prior to the acquisition of Similarity, Informatica sold data quality products through OEM agreements with competitors of Similarity. These agreements were terminated by such competitors in connection with the

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
Securities and Exchange Commission
December 7, 2007

acquisition of Similarity. Such revenues declined from approximately $2.0 million in 2005 to approximately $600,000 in 2006, the majority in the first half of 2006.
1.b.
We advise the staff that our primary product line is PowerCenter which is sold in the enterprise data integration market. We have two kinds of upgrades, those that are chargeable and those that are provided under post-contract services. The chargeable upgrades include platform upgrades from 32 bit to 64 bit central processing units and add-on options to our PowerCenter 8 product line which was released in May 2006. The options include Enterprise Grid, Pushdown Optimization, Mapping Generation, High Availability and Data Federation. These options allow a customer to leverage their PowerCenter investment by separately purchasing additional functionality and features. These options are sold separately and also are sold at the time of initial purchase of PowerCenter. When they are sold at the same time with PowerCenter, the upgrade and PowerCenter are delivered at the same time. The software license fees from these upgrades whether sold on a stand-alone basis or at the time of the PowerCenter purchase are recognized under SOP No. 97-2 when persuasive evidence of an arrangement exists, delivery of all ordered software products, including these options, has occurred, the fee is fixed or determinable, and collection is probable. These options are not provided under post-contract services.
1.c.
We advise the staff that we believe that our disclosure which refers to our “strong renewals” is sufficiently descriptive to allow our readers to understand the renewals’ impact on our maintenance revenues. We do not disclose the specific renewal rates as the fluctuations in such rates can be misleading given the variety of factors in any given quarter that affect such rates. These factors include renewal rates of our existing customer maintenance programs, fluctuations in the trend of historical license sales, and the timing of maintenance revenues for renewal of some previously terminated maintenance contracts. Further, maintenance renewals routinely occur prior or subsequent to their scheduled terminations, thus they can easily slip from one quarter to the next. As a result, disclosure of quarterly renewal rates would not be that meaningful. We do not believe that the rate of renewals of our maintenance contracts indicates the trend in our maintenance revenues in the current and future periods. Disclosing a specific rate does not promote a better understanding of our financial condition or results of operations and could be misleading at times.

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
Securities and Exchange Commission
December 7, 2007

[CONFIDENTIAL TREATMENT REQUESTED BY INFORMATICA CORPORATION: INFA-010: ***]
     2. We note the analysis of your income tax provision on page 39. Please consider analyzing the change in your effective tax rate, rather than the dollar amount of the change in your provision, as we believe this provides your readers with a more meaningful analysis of changes and trends in your income taxes.
We advise the staff that we will provide this analysis in our 2007 Form 10-K.
Liquidity and Capital Resources, page 40
     3. We note your analysis of financing cash flows on page 41. Please reconcile your disclosure of “net cash provided by financing activities” here to your disclosure of net cash provided by financing activities on the face of your statement of cash flows, and ensure that these disclosures agree in future filings.
We advise the staff that this was an administrative oversight. We will ensure in our future filings that the management discussion and analysis of our financing activities is reconciled to totals reflected on our statement of cash flows.
Financial Statements for the Year Ended December 31, 2006
Note 2 — Summary of Significant Accounting Policies
Investments, page 53
     4. We note your statement that you classify all available-for-sale marketable securities, including those with original maturity dates greater than one year, as short-term investments. We also note from your disclosure at the top of page 70 that about one-third of your investments have contractual maturity dates more than one year from your balance sheet date. Please tell us how you considered the guidance in paragraph 17 of SFAS 115 in determining your balance sheet classification of these securities, and tell us what consideration you gave to clarifying this matter for your readers.

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
Securities and Exchange Commission
December 7, 2007

We advise the staff that our investments are comprised of marketable securities, which consist primarily of commercial paper, U.S. government notes and bonds, corporate bonds, and municipal securities with original maturities beyond 90 days. We have classified all marketable securities, including those with original maturity dates greater than one year, as short term investments based on paragraph 4(f) of ARB No. 43 Chapter 3A, which states that the marketable securities representing the investment of cash available for current operations, including investments in debt and equity securities should be classified as trading securities as current assets based on FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. In the past we have liquidated our investments with maturities greater than one year for acquisition purposes and in the future may need to do this for other acquisitions, our stock repurchase program or other operational needs if there is a business requirement.
Net Income (Loss) per Common Share, page 56
     5. We note your disclosure that your convertible notes were anti-dilutive during 2006. Please tell us how you considered the guidance in paragraph 40(c) of SFAS 128, as it does not appear that you have quantified the number of shares into which this debt converts.
We advise the staff that this was an oversight. The convertible notes (convertible to 11,500,000 common shares) were anti-dilutive in 2006. Therefore, they were not included in the denominator for diluted Earning per Share (EPS) calculation. We disclosed the conversion factor for our convertible senior notes in Note No. 8 to our consolidated financial statements in our Form 10-K for the year ended December 31, 2006, but we inadvertently omitted the disclosure in Note No. 2 to our financial statements. We will disclose anti-dilutive securities, if any, in our future filings based on paragraph 40(c) of SFAS 128.
Share-Based Payments, page 57
     6. We note from your disclosures on page 58 that the expected volatility used in your Black-Scholes option pricing model decreased in 2006 from 2005. Based on review of your fiscal 2007 Forms 10-Q, it appears that your expected volatility is decreasing further in 2007. Please explain to us, and clarify to your readers, why your volatility is decreasing over these periods.
We supplementary advise the SEC staff that our expected volatility rate is calculated based on a blend of historical volatility of Informatica’s stock price over the previous four years and the implied volatility of our publicly traded options with two years maturities. Our stock price

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
Securities and Exchange Commission
December 7, 2007

experienced significant volatility in early 2000’s but has been relatively stable in more recent years. As such, our expected volatility rate has declined in recent quarters as the earlier more volatile years are now excluded from the calculation of our historical volatility rate. For example, the historical annual volatility rate of our stock price was 112%, 135%, 81%, and 50% for fiscal years 2003, 2004, 2005, and 2006 respectively. Our implied volatility has remained relatively unchanged. We will disclose this information in our future filings.
Note 3 — Acquisitions, page 64
     7. Please provide us with a detailed analysis of significance under Rule 3-05 of Regulation S-X for Itemfield. In this regard, we note that you have not provided historical financial statements for Itemfield or pro forma financial statements reflecting this acquisition, and it is unclear to us that Itemfield was not significant.
We supplementary advise the staff that based on Rule 3-05 Regulation S-X, we determined that the Itemfield acquisition is both individually and on a cumulative basis not significant. As a result, the presentation of separate Itemfield financial statements is not required. We determined that, based on Rule 3-05 Regulation S-X, none of the conditions exceeds the 20% threshold individually or the 50% of threshold on an aggregate basis.

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
Securities and Exchange Commission
December 7, 2007

We hereby include the results for the significance test relating to the Itemfield acquisition:

	Year Ended		Year Ended
	12/31/2005		12/31/2005
(in thousands)	Informatica	Itemfield	Similarity
	(Audited)	(Audited)
Pre-tax income	$35,978	$(4,914)	$(2,115)

Total Assets	$441,022	$6,994	$8,780

Total consideration	$53,788		$56,151

Tests	against Informatica			against Informatica			aggregate
Assets:
Target	$6,994			$8,780
		=	2%		=	2%	4%
Informatica	$441,022			$441,022

Pre-tax income
Target	$4,914			$2,115
		=	14%		=	6%	20%
Informatica	$35,978			$35,978

Investment:
Investment	$53,788			$56,151
		=	12%		=	13%	25%
Assets	$441,022			$441,022
     8. We note that for both your acquisition of Similarity and your acquisition of Itemfield, the vast majority of your purchase price was allocated to goodwill. Please respond to the following comments to help us better understand this matter:
•	Please tell us your process for identifying other intangible assets, and tell us the methodologies that you have employed to value those other intangible assets in reasonable detail. In this regard, we note your statement that the identified intangible assets acquired were assigned fair values in accordance with SFAS 141, FIN 4 and other relevant guidance, but we are requesting a more detailed explanation.

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
Securities and Exchange Commission
December 7, 2007

•	Please tell us what consideration you gave to disclosing your valuation methodologies for acquired other intangible assets in your Critical Accounting Policies within MD&A.
8.a.
We advise the staff that the methodology that we used for the valuation of in-process technology and other intangible assets for both the Similarity and Itemfield acquisitions was as follows:
Scope of Analysis
Management, with the assistance from a well qualified third party, performed an analysis to identify all the technologies and intangible assets that were acquired. The scope of this analysis was as follows: (i) we interviewed management of the acquiree regarding the intangible assets acquired and their competitive position in the industry; (ii) we also analyzed the historical financial information as well as the forecast for both Informatica and the acquiree; (iii) we discussed and analyzed the core and in-process technologies of the acquirees and completed a detailed valuation of the developed technology; (iv) we estimated the value of customer relationships, tradenames and non-compete covenants of the acquirees; (v) we reviewed certain royalty rate information from RoyaltySource Online; (vi) we reviewed financial information of comparable publicly-held companies; and (vii) we also considered any other source of information for analysis as we deemed appropriate.
Identification of Assets
Developed & In-process Technology — We use the criterion of whether the technology has achieved “technological feasibility” to classify the technology as “developed” or “in-process”. We first analyzed and identified all technologies as either “developed” or “in-process”. This was done based on completion of a working prototype. Second, we separated the technology into its relative stages of development using the guidelines of SFAS 141, SFAS 2, SFAS 6, and SFAS 86. Third, we identified and estimated the cash flows attributable to each technology. Fourth, we adjusted these cash flows for taxes and other charges related to fixed assets, working capital and other assets. Finally, these cash flows were discounted to their present values to estimate the fair value using an appropriate discount rate for the specific technology. We determined that there was no in-process technology other than bug fixes and continuing feature adjustments, which did not meet the definition of in-process technology as of the valuation date.

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
Securities and Exchange Commission
December 7, 2007

Other Intangible Assets — We also identified several other intangible assets, as part of our analysis, to be recognized and valued separately in addition to goodwill.
The intangible assets for Itemfield are as follows:
1. Developed technology
2. Customer relationships
3. Tradenames
4. Non-compete covenants.
We also identified three patent applications for Itemfield. However, the patent applications were not separable from product sales and were estimated to have the same useful life as the developed technology.
The intangible assets for Similarity are as follows:
1. Developed technology
2. Customer relationships.
Amounts were also allocated to in-process technology, if applicable. Finally, we concluded that no other intangible assets were identifiable and measurable as of the valuation date.
Valuation Methodology
We used an income approach and utilized a five step process to value the other intangible assets. First, we estimated the future revenues of each intangible asset. Second, we estimated the cost of sales, sustaining research and development, sales and marketing, and general and administrative expenses for each period in which revenues were projected. Third, we estimated taxes applicable to net income to arrive at net income after taxes applicable to each technology. Fourth, we estimated the net cash flows related to each technology and applied a discount factor to it to determine its present value. Finally, we added the sum of the discounted cash flows to the estimated tax benefit related to the amortization of that particular intangible asset to calculate the value of the developed technology.

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
Securities and Exchange Commission
December 7, 2007

8.b.
We advise the staff that we considered several factors in determining the extent of our disclosures related to our methodologies used to value our intangible assets in the critical accounting estimates and policies section within our management discussion and analysis. These factors are as follows: (i) the extent of judgment that management has exercised in estimating the financial data; (ii) the materiality of the financial data in the balance sheets, statements of operations, stockholders’ equity and cash flows; (iii) the sensitivity of the estimates and the possibility of an error that could impact the accuracy of financial information; and (iv) any unusual process that has been exercised to arrive at the estimates.
Management has exercised judgment in selecting the valuation methodologies and in determining the factors used in the valuation formulas. However, the amount of intangible assets was not material (less than 2% of our total assets as of December 31, 2006). Further we used well recognized and well established procedures to perform the valuation and management was assisted by a well-qualified third party with expertise in this particular field.
Given the lack of materiality and the established procedures, we determined that including a discussion of the determination of our intangible assets valuation in the critical accounting estimates and policies within our management discussion and analysis was not appropriate.
     9. We note your reference to a third-party appraiser in determining the allocation of the identifiable intangible assets related to the acquisition of Similarity and Itemfield. We note a similar reference to a third-party appraiser in your discussion of IPR&D on page 38. If you choose to rely on an independent third party, you should identify the independent firm and include the expert’s consent when the reference is included in a filing in the 1933 Act environment. In this regard, it appears that this Form 10-K may be incorporated by reference into your Form S-3 filed June 21, 2006. Please tell us how you considered the guidance in Rule 436(b) of Regulation C.
We advise the staff that Informatica determines the allocation of identifiable intangible assets related to acquisitions, including the acquisitions of Similarity and Itemfield, based on available information, including information provided by third parties. In other words, we use information provided by third-party appraisers, but we do not rely on such information for our final allocation. In future filings, we will revise this disclosure to delete references to third-party appraisers and to clarify that Informatica makes such determinations. Similarly, in our future

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
Securities and Exchange Commission
December 7, 2007

filings where we make disclosures regarding any future acquisitions, we will not reference third-party appraisers, and we will clearly disclose that Informatica determines such allocations. Because we did not rely on the third-party appraiser as an expert for purposes of determining the allocation of identifiable intangible assets related to the Similarity and Itemfield acquisitions, we did not consider the guidance of Rule 436(b) of Regulation C applicable. In the future, if we rely on third-party appraisers or other experts, we will identify them in the relevant SEC filings, and, if applicable to the 1933 Act environment, file their consent.
Exhibit 12
     10. We note that this form 10-K appears to be incorporated by reference into your Form S-3 filed June 21, 2006. Please tell us what consideration you gave to providing the ratio of earnings to fixed charges in accordance with Item 503(d) of Regulation S-K.
We respectfully advise the staff that we did not provide updated disclosure in our Form 10-K relating to our ratio of earnings to fixed charges because the Form 10-K does not require such disclosure. However, upon further consideration, we intend to voluntarily include such disclosure in our next Form 10-K filing.
Exhibits 31.1 and 31.2
     11. We note that your Section 302 certifications contain certain discrepancies from the wording indicated by Item 601(a)(31) of Regulation S-K. For example, in paragraphs two, three, and four you often refer to “this annual report” when the wording should read “this report” and in paragraph 4(d) you have excluded the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report).” We remind you that the wording of your certifications should be exactly as set forth in Item 601(a)(31) of Regulation S-K. Please ensure that you provide the correct language in future filings.
We advise the staff that this was an oversight. We will incorporate all your comments regarding Section 302 certifications in our future filings.
FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007
Note 8 — Commitments and Contingencies, page 13

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
Securities and Exchange Commission
December 7, 2007

     12. We note your discussion of litigation on page 14 and 15, including changes to the settlement proposal for the IPO securities litigation. We note in your disclosure that the plaintiffs and issuers have stated that they are prepared to discuss how the settlement might be amended or renegotiated to comply with the Second Circuit decision. If a new settlement is reached and you are legally liable for cash payments under the settlement, notwithstanding the fact that you expect your insurance to pay the settlement amount for you, we believe that you should quantify the settlement amount in your footnotes.
We advise the staff that if a new settlement is reached and we are legally liable for cash payments under the settlement, in future filings we will quantify the settlement amount in our notes to the financial statements.
Note 12 — Significant Customer Information and Segment Report, page 17
     13. We note your disclosure on page 19 that in April 2007, you established business units for three key solutions: data integration, data quality, and on-demand. Please explain to us in more detail what you mean by “business units,” and tell us how you considered the guidance in SFAS 131 in determining whether these business units represent operating segments.
We advise the staff that we created the business units to address three different growth drivers within the enterprise data integration market. The growth drivers coincide with the varying levels of product maturity within the market: data integration covers more mature product technologies, data quality is integral to the newer requirements of certain data integration projects and on-demand services address a relatively new delivery mechanism for data integration brought about by the growth in software-as-a-service firms. Each of these requires different management focus and thus we have aligned product marketing and development resources to address each driver. Informatica has adopted this approach to achieve the objectives of maintaining, improving and/or establishing its products within the overall enterprise data integration market.
We do not prepare for internal use or otherwise any financial information concerning profit and loss statements or balance sheets on a business unit basis. We report to our Chief Executive Officer, who is our Chief Operating Decision Maker (“CODM”), this financial information at an aggregate basis. Therefore, under paragraph 18 of SFAS 131, we are not required to report this information since it would be impracticable to prepare.

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
Securities and Exchange Commission
December 7, 2007

FORMS 8-K FILED JANUARY 25, 2007, APRIL 19, 2007, JULY 19, 2007 AND OCTOBER 18, 2007
     14. We note that your earnings releases contain non-GAAP net income and non-GAAP diluted net income per share. We have the following comments:
•	We read that these non-GAAP measures “are among the primary indicators management uses as a basis for its planning and forecasting of future periods.” As these measures appear to be only a few of the indicators used by management for planning and forecasting of future periods, please tell us in more detail, and clarify to your readers, the substantive reasons why you believe these particular measures provide useful information to investors. In this regard, we note your disclosure that these measures provide comparability to similar companies in your industry, but it is unclear to us that similar companies would not also have amortization of acquired intangibles and stock compensation, since acquisitions and stock compensation are common occurrences for many businesses. Also tell us what consideration you gave to disclosing the other primary indicators used by management for planning and forecasting.

•	We note that the items for which you are adjusting net income all appear to be of a recurring nature for your company. Since you are using these measures as performance measures, please tell us how you considered the guidance in Question 8 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, it is unclear to us that you have provided all the disclosures indicated in this FAQ and met the burden of demonstrating that a measure that removes recurring expenses is useful to investors. Also tell us how you considered the guidance in Question 2 of SAB Topic 14G. If you consider changing your disclosures concerning these measures, please show us what these changes would look like.
We advise the staff that the non-GAAP financial measures contained in our earnings releases are useful to investors for the following reasons: (1) these non-GAAP measures enable our management and investors to analyze our underlying operational results, trends, and marketplace performance, (2) these measures enable investors to compare our recent financial results with our

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
Securities and Exchange Commission
December 7, 2007

historical financial results and with the financial results of other companies in our industry, and (3) these measures enable investors to view Informatica through the eyes of management because, along with our GAAP results, our management relies on these non-GAAP measures to manage Informatica’s business.
Please note, as we disclose in our earnings releases, that we do not consider these non-GAAP measures to be superior to, or a substitute for, our GAAP financial measures, and we do not believe that they should be considered in isolation. However, this additional information is useful to investors (and our management) because it enables them to analyze and assess Informatica’s core operating results, which we consider to be our operating performance excluding non-cash charges, such as stock-based compensation, and discrete cash charges that are infrequent in nature, such as facilities restructuring charges. We believe this information also helps investors and management in identifying trends in our core operating business. For example, as we have noted in our filings, we have increased our sales and marketing expenses in 2005, 2006 and 2007 with the expectation that such investments will result in increased productivity. Review of non-GAAP measures provides additional insight regarding potential achievement as productivity metrics generally do not include non-cash and discrete cash charges.
In addition, we also believe that these non-GAAP measures provide additional information to investors, which makes it easier for them to compare our recent financial results to our historical financial results. One obvious example is comparing our financial results before and after our adoption of SFAS 123(R). These non-GAAP measures also help investors compare our recent and historical financial results by excluding the effects of non-cash charges related to acquisitions. While we from time to time, in the ordinary course of business, evaluate potential acquisitions of related businesses, products, or technologies, such acquisitions occur irregularly. Note that in 2004 and 2005 we did not acquire any companies, but we acquired two companies in 2006. Moreover, while investors can compare our GAAP operating results with the GAAP operating results of other companies in our industry, we believe that our non-GAAP measures are also useful to investors in making these comparisons because many of our competitors and peer companies use non-GAAP financial measures. For example, because of the different types of stock-based awards that companies can grant and because SFAS 123(R) allows for different valuation methodologies and subjective assumptions, we believe that providing a non-GAAP measure that excludes stock-based compensation is helpful because it enables investors to make more meaningful comparisons between our core operating results and those of other companies. In addition, if our competitors or peer companies exclude different items from their non-GAAP measures, such measures aid investors in understanding how each company defines its core

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
Securities and Exchange Commission
December 7, 2007

operating results and, more importantly, in comparing such core operating results. In fact, the majority of research analysts that cover Informatica provide estimates regarding Informatica’s performance on a non-GAAP basis.
Furthermore, these non-GAAP measures are useful to investors because management uses them, along with GAAP measures such as revenue, net income from operations, and earnings per share, for its planning and forecasting of future periods.
We advise the staff that we are attaching as Exhibit A revised disclosure regarding our use of non-GAAP financial measures that we propose to use in future earnings releases. In particular, the proposed disclosure sets out in detail the reasons management believes the non-GAAP measures are useful to investors, as discussed above, and also sets out the limitations of these non-GAAP financial measures. For example, we indicate that our non-GAAP financial measures exclude recurring costs and, in particular, that stock-based compensation will continue to be a significant recurring expense for the foreseeable future and that such compensation is an important part of our employees’ compensation, which can impact their performance. We will also disclose that the components of the charges we exclude form our non-GAAP financial measures can be different than those excluded from the non-GAAP financial measures of our competitors and peers. We believe that our revised disclosure provides for all of the disclosures indicated in Question 8 of the staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and is consistent with Question 2 of SAB Topic 14G.
* * * * *
     The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
Securities and Exchange Commission
December 7, 2007

Please direct your questions or comments to me at (650) 385-5000. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (650) 385-5500, as well as that of Jose F. Macias of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel, at (650) 493-6811. Thank you for your assistance.

Sincerely, INFORMATICA CORPORATION
/s/ Mark Pellowski
Mark Pellowski
Vice President, Finance

Enclosures

cc:	Peter M. McGoff, Informatica Corporation
Jose F. Macias, Esq., Wilson Sonsini Goodrich & Rosati
Michael D. Bobroff, Ernst & Young LLP

FOIA: CONFIDENTIAL TREATMENT REQUESTED
BY INFORMATICA CORPORATION: INFA-010
EXHIBIT A
Non-GAAP Financial Information
     To supplement Informatica’s condensed consolidated financial statements prepared and presented on a GAAP basis, Informatica uses non-GAAP financial measures of net income and net income per share. These measures are adjusted from net income or net income per share prepared in accordance with GAAP to exclude the charges and expenses discussed above. The presentation of these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for, or superior to, net income or net income per share prepared in accordance with GAAP.
     Informatica believes the disclosure of such non-GAAP financial measures is appropriate to enhance an overall understanding of its financial performance, its financial and operational decision making, and as a means to evaluate period to period comparisons. These adjustments to the company’s GAAP results are made with the intent of providing both management and investors a more complete understanding of Informatica’s performance, by excluding certain expenses and expenditures such as non-cash charges and discrete charges that are infrequent in nature that may not be indicative of its underlying operating results. In addition, Informatica believes these non-GAAP financial measures are useful to investors because they allow for greater transparency into the indicators used by management as a basis for its financial and operational decision making. Informatica believes that the disclosure of these non-GAAP financial measures provides consistency and comparability of its recent financial results with its historical financial results, as well as to the operating results of similar companies in Informatica’s industry, many of which present similar non-GAAP financial measures to investors. In addition, Informatica believes that both management and investors benefit from referring to these non-GAAP financial measures when planning, analyzing and forecasting of future periods.
     There are a number of limitations related to these non-GAAP financial measures: (1) the non-GAAP measures exclude some costs that are recurring, particularly share-based payments, and we believe that share-based compensation will continue to be a significant recurring expense for the foreseeable future; because share-based compensation is an important part of our employees’ compensation, such payments can impact their performance; and (2) the items we exclude in our non-GAAP measures may differ from the components our peer companies exclude when they report their non-GAAP measures. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from non-GAAP measures and evaluating non-GAAP measures together with the corresponding measures calculated in accordance with GAAP.